Exhibit 6.11

June 7, 2015

Mr. Paul R. Gudonis

56 Masconomo Street Manchester, MA 01944

Dear Paul:

As you know, Myomo, Inc. (the "Company) previously entered into an employment offer letter with you dated August 22nd, 2012 (the "Offer Letter"). The Company would like to provide you with certain updates in this letter (the "Supplemental Agreement") on the following terms:

1.       Cash Compensation. The Company will continue to pay you a salary at the rate of $12,000 per month payable in accordance with the Company's standard payroll schedule. This salary will be subject to periodic review and adjustments at the Company's discretion.

2.       Liquidity Bonus. Upon the first to occur of a Qualifying IPO (as defined below) or the closing of a Change in Control transaction (as defined below) (together, a "Liquidity Event"), you will be eligible to receive a Liquidity Bonus (the "Liquidity Bonus") for each month elapsed between January 1, 2013 and the Liquidity Event equal to the amount of the difference between $20,000 and the amount paid by the Company to you as salary for that month, plus 2.0% annual interest accrual based on a phantom balance of the Liquidity Bonus for such periods, provided, you remain continuously employed by the Company (or its successors or assigns) through the Liquidity Event (with such amount prorated for partial months). The Liquidity Bonus shall be paid in a single lump sum cash payment within thirty (30) days following the closing of the Liquidity Event.

"Change in Control" shall mean (i) the dissolution or liquidation of the Company, (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation pursuant to which the holders of the Company's outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity (or its ultimate parent, if applicable), (iv) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a person or group of persons, or (v) any other acquisition of the business of the Company , as determined by the Board; provided, however, that a merger effected solely to change the Company's domicile shall not constitute a "Change in Control."

Myomo, Inc. • One Broadway, 1 4th floor • Cambridge • MA 02142

Tel. 617 996.9058 • Fax. 617.886.0333

"Qualifying IPO" shall mean the closing of the sale of shares of the Company's common stock (the "Common Stock") to the public at a price per share of at least three times the Series B-1 Original Issue Price (as defined in the Company's Sixth Amended and Restated Certificate of Incorporation, as may be amended and/or restated from time to time) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of gross proceeds to the Company.

3.       Unless specifically addressed and amended in this letter, the terms and conditions set forth in the Offer Letter remain in force. This letter does not supersede the Offer Letter unless where expressly stated or readily apparent. The terms of this Supplemental Agreement will govern in the event of any conflict between it and the Offer Letter.

4.       In the event of a Change in Control, the obligations under this Supplemental Agreement shall be assumed by the successor to the Company and remain in full force.

* * * *

Myomo, Inc. • One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

You may indicate your agreement with these terms and accept the amended terms by signing and dating the enclosed duplicate original of this letter and returning to me by June 12, 2015.

Sincerely,

Myomo, Inc.

By ,

Title: __________

I have read and accept this employment offer:

/s/ Paul R. Gudonis
Dated:

Myomo, Inc. • One Broadway, 14th Floor • Cambridge • MA 02142

Tel. 617.996.9058 • Fax. 617.886.0333

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